UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           SUPERTEL HOSPITALITY, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    445467103
                                 (CUSIP Number)

                                   Guy Lawson
                      McGrath North Mullin & Kratz, PC LLO
                         Suite 3700 First National Tower
                                1601 Dodge Street
                              Omaha, Nebraska 68102
                                  402-341-3070
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 Not Applicable
             (Date of Event which Required Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1 (f) or 13d-1 (g) check the following box [ ].

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 445467103

                                       13D

1.   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     PAUL J. SCHULTE

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                           (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:      United States

                          7.   SOLE VOTING POWER

                               873,316 Shares

      NUMBER OF           8.   SHARED VOTING POWER
      SHARES
      BENEFICIALLY             48,755 Shares
      OWNED BY
      EACH                9.   SOLE DISPOSITIVE POWER
      REPORTING
      PERSON WITH              873,316 Shares

                          10.  SHARED DISPOSITIVE POWER

                               48,755 Shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

     922,071 Shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                           [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.6%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No. 445467103



     Paul J. Schulte (the "Reporting Person") makes this filing to amend certain information previously reported by the Reporting Person. This filing constitutes Amendment No. 1 to the Schedule 13D of the Reporting Person. The Reporting Person amends such prior Schedule 13D reports with respect to the common stock of Supertel Hospitality, Inc. ("Supertel") by adding the following information to the item indicated:

5.   Interest in Securities of the Issuer.

     (a) The aggregate number of shares of Supertel common stock and the percentage of outstanding shares of Supertel common stock (based upon 12,064,283 shares of Supertel common stock outstanding on October 28, 2005, as reported in the Supertel Form 10-Q for the quarter ended September 30, 2005), beneficially owned by the Reporting Person, as of the close of business on January 6, 2006, including 35,400 shares of Supertel common stock issuable upon conversion of 20,000 shares of Series A Convertible Preferred Stock of Supertel held by the Reporting Person, is set forth below:

-------------------------------------------------------------------------------
Name of Holder                      No. of Shares             Percentage of
                                  Beneficially Owned        Outstanding Shares
-------------------------------------------------------------------------------
Paul J. Schulte, individually        873,316                    7.2%
-------------------------------------------------------------------------------
Supertel, Inc.                        48,755 (1)                0.4%
-------------------------------------------------------------------------------

     (1) Reflects the Reporting Person's 33.3% ownership interest in Supertel, Inc., which holds 146,266 shares of Supertel common stock.


     (c) On December 30, 2005, the Reporting Person acquired 20,000 shares of Supertel Series A Convertible Preferred Stock in a public offering at $10 per share. The Supertel Series A Convertible Preferred Stock is convertible at any time into Supertel common stock at a conversion price of $5.66 per share of Supertel common stock (equivalent to a conversion rate of 1.77 shares of Supertel common stock for each share of Supertel Series A Convertible Preferred Stock).

CUSIP No. 445467103




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

                                                     January 6, 2006
                                            -----------------------------------
                                                          (Date)

                                                 /s/ Paul J. Schulte
                                            -----------------------------------
                                                        (Signature)

                                                      Paul J. Schulte
                                            -----------------------------------
                                                           (Name)